UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SUPERCOM LTD

(Name of Issuer)

ORDINARY Shares, Par Value NIS 0.0588235

(Title of Class of Securities)

M87095101

(CUSIP Number)

June 20, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M87095101	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EPHRAIM FIELDS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,030,184
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,030,184
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,030,184
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. M87095101	13G	Page 2 of 3 Pages

Introductory Note: This Schedule 13G/A is filed solely to correct a typographical error regarding the “Date of Event which Requires Filing of this Statement” on the first page of the 13G that was filed on June 24, 2013.

Item 1.

(a)	Name of Issuer SUPERCOM LTD

(b)	Address of Issuer’s Principal Executive Offices The Nolton House 14 Arie Shenkar Street Herzliya 4672514, Israel

Item 2.

(a)	Name of Person Filing Ephraim Fields

(b)	Address of the Principal Office or, if none, residence 825 Third Avenue – 33rd Floor New York, NY 10022

(c)	Citizenship USA

(d)	Title of Class of Securities Ordinary Shares, Par Value NIS 0.0588235

(e)	CUSIP Number M87095101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,030,184

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has: 2,030,184

	(i)	Sole power to vote or to direct the vote 2,030,184

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 2,030,184

	(iv)	Shared power to dispose or to direct the disposition of 0

The calculation of percentage of beneficial ownership was derived from the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 24, 2013 in which it stated that there were 37,184,961 Ordinary Shares outstanding on April 1, 2013.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/25/2013 Date

Ephraim Fields Signature

Ephraim Fields Name/Title

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